UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the

Securities Exchange Act of 1934

(Amendment No. 2)

Magnetek, Inc.

(Name of Subject Company)

Magnetek, Inc.

(Names of Person(s) Filing Statement)

Common Stock, par value $0.01

(Title of Class of Securities)

559424403

(CUSIP Number of Class of Securities)

Peter M. McCormick

President and Chief Executive Officer

Magnetek, Inc.

N49 W13650 Campbell Drive

Menomonee Falls, Wisconsin 53051

(262) 783-3500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Scott S. Cramer Vice President, General Counsel and Corporate Secretary Magnetek, Inc. N49 W13650 Campbell Drive Menomonee Falls, Wisconsin 53051 (262) 783-3500	Patrick G. Quick Spencer T. Moats Foley& Lardner LLP 777 East Wisconsin Avenue Milwaukee, Wisconsin 53202-5306 (414) 271-2400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Magnetek, Inc., a Delaware corporation (the “Company” or “Magnetek”), initially filed with the Securities and Exchange Commission on August 5, 2015, as amended by Amendment No. 1 dated August 25, 2015 (the “Schedule 14D-9”). The Schedule 14D-9 and this Amendment relate to the tender offer by Megatron Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Columbus McKinnon Corporation, a New York corporation (“Parent”), as disclosed in the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on August 5, 2015 (as amended and supplemented from time to time, the “Schedule TO”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share, at a purchase price of $50.00 per share, net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 5, 2015 (the “Offer to Purchase”), and in the related Letter of Transmittal for Shares and Letter of Transmittal for Employee Restricted Shares (which, together with the Offer to Purchase, constituted the “Offer”). The Offer to Purchase and Letters of Transmittal were filed as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Amendments to Schedule 14D-9

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

“The Offer and withdrawal rights expired at 12:00 midnight, New York City time, on Tuesday, September 1, 2015. American Stock Transfer & Trust Company, LLC, the depositary for the Offer, has advised Parent and Purchaser that as of such time 3,464,611 shares of Common Stock were validly tendered into, and not properly withdrawn from, the Offer, representing approximately 93.6% of the then outstanding shares of Common Stock. All shares of Common Stock that were validly tendered and not properly withdrawn have been accepted for purchase and paid for by Purchaser.

As a result of the purchase of shares of Common Stock in the Offer, Purchaser had ownership sufficient to effect the Merger under DGCL Section 251(h) without a vote of stockholders of the Company. Accordingly, Parent has effected the Merger in which Purchaser merged with and into the Company, with the Company surviving the Merger and continuing as a wholly owned subsidiary of Parent. In the Merger, each share of Common Stock outstanding (other than shares of Common Stock accepted for payment in the Offer, shares of Common Stock held by Parent or Purchaser or any of their subsidiaries, or shares of Common Stock for which a stockholder of the Company has properly exercised appraisal rights under Delaware law) was converted into the right to receive a price per share of Common Stock equal to the Offer Price. Shares of Common Stock ceased to trade on the NASDAQ Global Market prior to the opening of business on September 2, 2015, and the Company has requested that the NASDAQ Global Market file a Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act on Form 25 to delist and deregister the Common Stock.

On September 2, 2015, Parent issued a press release announcing the expiration and results of the Offer and the consummation of the Merger. The full text of the press release is attached hereto as Exhibit (a)(1)(I) and is incorporated herein by reference.”

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

(a)(10)	Press Release issued by Columbus McKinnon Corporation, dated September 2, 2015 (incorporated by reference to Exhibit (a)(1)(I) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 2, 2015

Magnetek, Inc.

By:	/s/ Marty J. Schwenner
Marty J. Schwenner
Vice President and Chief Financial Officer